UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
______________________________________________

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2009

Commission File Number ________________

Novogen Limited
(Translation of registrant’s name into English)

140 Wicks Road, North Ryde, NSW, Australia
(Address of principal executive office)
___________________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(l): ☐

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Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule l2g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☒

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SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Novogen Limited
(Registrant)
/s/  Ron Erratt
Ronald Lea Erratt
Company Secretary
Date 30 October, 2009

Chairman’s address
to the Annual General Meeting of Novogen Limited
30 October, 2009

I am pleased to present to our valued shareholders my address to the 2009 AGM of Novogen Limited.

Last year at this time we had just entered what has become known as the Global Financial Crisis and I spoke of how that crisis might affect the Biotech Industry and more specifically Novogen.

I had warned that it would be difficult to find new equity investors or early stage licence partners as investors retained high levels of cash and potential business partners would constrain their own operations to conserve cash and their current market positions.

Although some confidence has clearly returned to the market most of the cash being moved back into equity is being swept up by the numerous attractive share offer plans from blue chip companies looking to return their debt to conservative levels and can consequently offer both reasonable dividends compared to current low fixed interest returns together with a good chance of above average capital gain.  This reality therefore still leaves our industry in a very challenging position.
The very obvious effect that this situation has had on Novogen has been our decision in February to restructure the Company to focus on oncology drug development of existing compounds and suspend the work in the cardiovascular and anti inflammatory area.

Also significantly given our ability to raise the necessary capital to complete the Ovature trial was judged to be extremely unlikely.  The external environment had a major impact on our decision to suspend recruitment into this trial on 14 April this year.  The other major factor influencing this decision was that the changes in accepted standards of care that had taken place since the trial had commenced had continued to make recruitment into the trial problematic.  In particular the patient inclusion criteria that became so rigid in this changed environment meant that the likely timeline to complete recruitment had become unacceptable both from a commercial and medical stand point.

Professor Alan Husband will speak in more detail about the program now in place to conclude the final analysis of the data from the 142 patients who entered the trial.

Our decision to suspend research in the cardiovascular and anti inflammatory areas enabled us to reduce costs through overhead and staff reductions.  Together with a 20 percent fee and income reduction for all the Board and executive management this has had a significant effect in extending the use of our cash reserves and focusing on those areas with the best chance of early licensing.

Interestingly our decision to make this 20 percent cut started a bit of a trend in the general business community but anecdotal evidence would suggest few if any other public companies continue to make reductions at this level.  Despite this early and sustained action you will see shortly from the resolutions before the meeting that there is a very significant proxy vote against the Remuneration Report which we take broadly as a vote about the reduced share price.

We have had some feed back which suggests some investors or perhaps organisations used to advise on the Remuneration Reports in general do an analysis against a standard set of preferred criteria rather than consider what is the most appropriate method of remuneration for an early stage research company or ideally the best system specifically for Novogen.

My views opposing high levels of at risk performance bonuses which encourage risk taking behaviour which are not in the best long term interests of shareholders are well known.  Using performance hurdles of total shareholder return or profit trends is a totally inappropriate measure for such payments when we are a development stage company which inevitably is a target for short term price shorters and short term speculators.

Our employee share scheme is a modest way of aligning the long term interests of all our staff with shareholders given that our staff receive no financial benefit from options whatsoever unless there is steady growth in our share price over a sustained period.  Indeed a specific analysis of the actual benefits staff have enjoyed through this scheme will reveal that most options granted have proved worthless as they have by and large been issued at prices above the share price prevailing at the time of vesting.

We are very aware of the disappointment that most shareholders have encountered and which has been shared with our staff and will continue to strive to overcome this situation and when we succeed then our staff also may enjoy some modest reward.

Perhaps the negative votes we have received today also reflect a general disappointment or frustration with the perceived lack of progress towards commercialisation of our considerable intellectual property.  This is understandable but does not reflect the fact that the share price at least over the last 12 months has held up better than many in our sector and notwithstanding the problems of recruitment into Ovature this year has seen significant progress with most compounds in our pipeline.

Clearly our challenge as a Board is to increase the communication of our research efforts and accelerate further progress towards commercialisation.

It is indeed both the quality and quantity of our past research in the drug discovery area that has given us the luxury to adjust our strategy for the time being and concentrate most of our funds and human resources on the clinical development of our four most promising compounds: specifically the oncology compounds, phenoxodiol, triphendiol and NV-128 all licensed to Marshall Edwards; and the wound healing compound,GLYC-101, licensed to Glycotex, Inc.

The milestones reached this year with these compounds have included:

•
phenoxodiol: - learning of its ability to kill proliferating T cells making phenoxodiol a promising candidate for treatment of diseases driven by T cell proliferation such as Myeloid and Lymphoid Leukemia;

•	triphendiol: - lodging and having granted an IND followed by excellent safety data paving the way to commence a clinical development program;

•
NV-128: - proving a good safety profile together with high anti cancer activity in vivo in the very prevalent area of non small cell lung cancer.  Significantly we have established that this compound is in a mode of action class called mTOR inhibitors but unlike many of the compound discoveries in this class from large pharmaceutical companies NV-128 is active in inhibiting both mTORC1 and mTORC2 pathways.  Professor Husband will give you some further insight into this very exciting compound;

•	GLYC-101: - an interim analysis of a phase II study established efficacy in accelerating wound closure in cosmetic surgery patients undergoing skin resurfacing on the lower eyelid.

Outside from our primary focus on prescription pharmaceutical development it was pleasing to have an important European patent upheld which underpins our consumer health and related licence income business.

The upheld patent claims cover over the use of an isoflavone phyto-estrogen extract of soy or red clover for the treatment of pre-menstrual syndrome or symptoms of menopause.  Whilst this business has suffered from competition from a proliferation of alternate products it has consolidated its position and will be strengthened by this important patent win.

Last year I gave a commitment to review our Board expertise and generate some Board renewal through the addition of new skills to the Board.  In March we appointed Mr Bill Rueckert to the Novogen Board which had the immediate effect of widening our communication with our many US shareholders and bringing to Novogen another focus point into the US capital markets.  Bill Rueckert's former position on the Marshall Edwards board was replaced by Ms Leah Cann, a highly experienced US Biotech Analyst specialising in Oncology companies.

In July our longest serving Director, Peter Simpson, announced his retirement from the Board and I would like to publicly acknowledge his long and valuable contribution to Novogen.

Further to that the Board had identified that additional expertise in the field of Clinical Oncology would be highly beneficial to the Board and a search for a respected and recognised practitioner in this field has been carried out.  We are well advanced with this process and I am optimistic that I will be able to make an announcement of a further Board appointment in the near term.

During the year the Board and management spent considerable time reviewing its strategy, listening to constructive advice and implementing a number of actions aimed at getting to the holy grail of a significant licence deal for one or more of our compounds in the shortest time possible and being in the best position possible to raise additional equity funds to support that objective.  A pleasing outcome of those reviews was confirmation of the quality and value of our technology platform supported by an extensive patent portfolio.

It is perhaps timely to acknowledge the considerable efforts made by all our staff particularly over the last 12 months as we have dealt with the challenges of the Company restructure and its personal costs but continued to make solid progress with our technology.

Again thank you for your continued interest and support of your Company Novogen.

We look forward to bringing you further positive news as the year progresses.

Philip Johnston
Chairman